Cytation  Corporation
4902  Eisenhower  Blvd.
Suite  185
Tampa,  Florida  33634
(813)  885-5998

May  5,  2006


United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
Attn:  Pamela  Long,  Assistant  Director
100  F  Street,  N.E.
Washington,  D.C.  20549-7010

     RE:     CYTATION  CORPORATION
             INFORMATION  STATEMENT  ON  SCHEDULE  14C
             FILED  APRIL  7,  2006
             FILE  #  000-05388
             FORM  10-KSB  FOR  YEAR  ENDED  DECEMBER  31,  2005
             FORM  8-K  FILED  FEBRUARY  21,  2006

Dear  Ms.  Long,

     We  received your letter commenting on the Revised Information Statement on
Schedule 14C ("Schedule 14C") filed on April 7, 2006 by Cytation Corporation (the "Company"). In connection with your comments, we have made necessary changes suggested in your letter and filed them in an amended Schedule 14C, filed via EDGAR on May 5, 2006. In addition, we have filed a copy of this letter as correspondence on EDGAR. We have placed revision marks at the beginning and end of each material change in the Schedule 14C (punctuation and spelling changes are not marked). Changes to tables are denoted by revision marks at the beginning and end of each table.

     Our  responses  to  your  comments  follow  below.

General
-------

1. We have appropriately marked all changes in our revised Schedule 14C, with page numbers included.

2. Please note the following disclosure on pages 12-13 of the Schedule 14C, under the heading "Certain Relationships And Related Transactions," related to Item 1005(b) of Regulation M-A.

          Charles G. Masters, the current President of Cytation, and several potential investors met with the officers and principals of Deer Valley Homebuilders, Inc. during the fall 2004 for the purpose of exploring a variety of potential investment relationships in or with

          Deer Valley Homebuilders, Inc. Over the course of the next year, numerous possible relationships were discussed primarily by Mr.
          Masters and Joel S. Logan II, the President of Deer Valley. The founders of Deer Valley desired to be bought out by an acquisition company, preferably public, but also desired to continue to operate the company. Toward this end, Mr. Masters formed Deer Valley Acquisitions Corp. in July of 2005. The aforementioned discussions ultimately led to an agreement for Deer Valley Acquisitions Corp. to purchase 100% of the outstanding shares of Deer Valley. This agreement was formalized as the Securities Purchase and Share Exchange Agreement. Subsequent to the signing of the document, DVA negotiated a merger with Cytation Corporation, and entered into a agreement with Midtown Partners to raise approximately $7,500,000 from accredited investors to allow the consolidated Cytation/DVA to fulfill the cash obligations of the Securities Purchase and Share Exchange Agreement. The entire transaction was completed as a series of contemporaneous closings which occurred January 18, 2006 and which are more fully described under "Change in Control and Acquisition" below. During the past two years, other than the negotiations described above, there were no negotiations, transactions, or material contracts between Cytation Corporation and Deer Valley Homebuilders, Inc.

Management
----------

3. We apologize for the omission of this material in our revised Schedule 14C. A combination of computer malfunction and user error resulted in the inadvertent deletion of the material inserted in response to comment number 14 of your March 1, 2006 letter.

     On pages 10-11 of the Schedule 14C, we have noted that (a) Ranger Industries engages in business consulting, due diligence research and oil and gas exploration and development, (b) Daedalus Consulting, Inc. provides Internet research and business consulting services, primarily for start-up and small companies, (c) Mirabilis Ventures, Inc. is a diversified, privately-held holding company with interests in a variety of companies in industries including construction, business consulting, and software development, and (d) Clayton Homes, Inc., Cavalier Homes, Inc., and Southern Energy Homes, Inc. are all producers of manufactured housing.

Additional  Warrant
-------------------

4. You had indicated that the Series D Warrants are not reflected on the Table of Security Ownership of Certain Beneficial Owners and Management on page 20.

     The holder of the Series D Warrant is not reflected on the Table of Security Ownership of Certain Beneficial Owners and Management because the holder is not a director, officer or beneficial owner of greater than 4.99% of the capital stock of the Company. We have determined that the holder of the Series D Warrant is not a beneficial owner of greater than 4.99% of the capital stock of the Company because the conversion and voting rights of each holder of outstanding shares of Series A Preferred Stock, and the exercise rights of the Series A Warrants, the Series B Warrants, the Series D Warrants, and Series BD Warrants are limited, so, in each instance, the holder is not entitled to convert any Series A Preferred Stock, or exercise any warrants (inclusive of Series D Warrants), to the extent that, after such conversion or exercise, the sum of the number of shares of common stock beneficially owned by such holder and its affiliates, will result in beneficial ownership of more than 4.99% of the outstanding shares of common stock. Due to such limitations on conversion, voting, and exercise rights, we have not included the holder of the Series D Warrants. We have revised our description of the capital stock to reflect the exercise cap of 4.99% on each of the Series A Warrants, Series B Warrants, Series D Warrants, and Series BD Warrants. The holder of the Series D Warrant is a hedge fund that, except for its ownership of Series A Preferred Stock, Series A Warrants, Series B Warrants, Series D Warrant, is unaffiliated with the Company or its affiliates.

Audit  Fees
-----------

5. On page 19 of the Schedule 14C, we have included the audit fees and tax fees for fiscal year 2004, as well an explanation that at the time the tax services were rendered, the Board of Directors determined that the provision of those services was compatible with maintaining the principal accountant's independence.

Manufactured  Homes  -  Industry  Overview
------------------------------------------

6. We apologize for the omission of this material in our revised Schedule 14C. A combination of computer malfunction and user error resulted in the inadvertent deletion of the material inserted in response to comment number 20 of your March 1, 2006 letter.

     We have revised the disclosure related to 2005 and, with respect to the request for recent negative trends for sales of multi-section homes, we have added the following paragraph on page 32 of the Schedule 14C.


          The manufactured housing market entered into a steep decline that began in 1999 before stabilizing at or near historical lows in 2003 and 2004. Although industry wide shipments overall increased in 2005, such overall increase was, in large part, a result of homes made to FEMA specifications and sold for disaster relief. In addition, because the FEMA specifications are for single-wide homes, the percentage of multisection homes being produced relative to the total number of manufactured homes being produced also has dipped. Management believes that the dip in the percentage of multisection homes being produced relative to the total manufactured home industry is likely a temporary trend, and will reverse as FEMA sales slow-down. Management continues to be encouraged by its continued back-log, now at over 300 homes, and the excellent reviews for its regionally designed homes received from dealers and consumers.


Property
--------

7. We have revised our disclosure on page 28 of the Schedule 14C to reflect that Deer Valley Homebuilders, Inc. manufactures its homes in two facilities in Guin, Alabama and Sulligent, Alabama. In addition, we have disclosed that, on April 18, 2006, Deer Valley Homebuilders, Inc. purchased property in Sulligent, Alabama on page 13 under the caption "Certain Relationships and Related Transactions" and on page 51 under the caption "Property."

Capital  Structure
------------------

8.   FAS  150;  FAS  133;  and  EITF  00-19  Discussion
     --------------------------------------------------

     The Company has issued and outstanding Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, and Series D Convertible Preferred Stock (the "Preferred Stock"). In addition, the Company has issued and outstanding Series A Purchase
     Warrants,  Series  B  Purchase  Warrants,  Series  C  Common Stock Purchase
     Warrants, Series D Purchase Warrants, and Series E Purchase Warrants (the "Warrants").

     Upon conversion of each Series of Preferred Stock, or upon exercise of each Series of Warrants, by the holder, the Company can settle its obligations upon such conversion or exercise, as applicable, by delivering registered or unregistered common stock. The Series A Convertible Preferred Stock, and Series A, B, C, D, and E Warrants are convertible or exercisable, upon the early of either (1) the date on which the Securities and Exchange Commission declares effective the Company's registration statement filed pursuant to the Investor Rights Agreement dated January 18, 2006 (the "Investor Rights Agreement"), or (2) the date that the holder of the Series A Convertible Preferred Stock has satisfied the minimum one (1) year holding requirements set forth in Rule 144(d). The Series B, C, and D Preferred Stock automatically convert into unregistered shares of common stock upon shareholder approval of an increase in the authorized capital stock of the Company.

     Pursuant to the Investor Rights Agreement , if the Company does not file a registration statement by certain target dates, registering the common shares issuable upon conversion of the Series A Convertible Preferred Stock, and issuable upon exercise of the Series A Warrants and Series B Warrants, and such registration statement is not declared effective by certain additional target dates, then the Company is required to issue, as a penalty, its unregistered Series A Warrants to the holders of the Series A Convertible Preferred Stock.

     Under the Investor Rights Agreement, the maximum aggregate penalty incurred by the Company for failure to timely file the registration statement, and have the registration statement declared effective, is the issuance of Series A Warrants exercisable for the number of common shares equal to eighteen (18%) percent of the sum of (a) the number of shares issuable upon conversion of the Series A Convertible Preferred Stock, and
     (b) the number of shares issuable upon conversion of the Series A Warrants (the "Penalty Warrants"). The Penalty Warrants may be unregistered securities, and, as liquidated damages, is the sole penalty available upon failure to file or have the registration statement declared effective. The Penalty Warrants would have an exercise price of $1.50, without a cash-less exercise provision.

     The Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series C Warrants, Series D Warrants, and Series E Warrants have piggy-back registration rights and are not entitled to receive the Penalty Warrants referenced above.

     Under the terms and conditions of each Series of Preferred Stock, and each Series of Warrants, the Company is not obligated to cash settle such securities or otherwise make cash payments (other then accrued dividends), including if (a) the company fails to make timely filings with the SEC (including failure to file or have the registration statement declared effective), or (b) if the shares initially delivered upon conversion or exercise are subsequently sold and the sales proceeds are insufficient to provide the counterparty with a full return.

     No Series of Preferred Stock, and no Series of Warrants have mandatory redemption feature, or allow the holder to put the security to the Company for cash payment. Upon certain designated mergers or consolidations, or a sale of substantially all of the Company's assets, a deemed liquidation occurs and company is required to distribute net proceeds. Under the terms of each Series Preferred Stock, and each Series of Warrants, a change in control is not deemed a liquidation event.

     In  addition,  no  Series  of  Preferred  Stock, and no Series of Warrants,
     (a) give the holder the rights of a creditor in the event of the Company's bankruptcy, or (b) contemplate granting a security interest or posting of collateral.

     The number of shares of common stock issuable upon conversion of the Series A, B, C, and D Preferred Stock, or exercise of the Series A, B, C, D, and E Warrants, are based on a fixed stated conversion price in the designations of the Preferred Stock. None of the Series A, B, C, and D Preferred Stock, or related warrants, provide for a variable conversion price tied to the trading price of the Company's stock in the public or private market. In addition, none of the Series A, B, C, D, and E Warrants allow for cash-less exercise.

     Additional discussion regarding the dividends, conversion features, and voting rights of the preferred stock are set forth in the description of our Capital Structure in the 14C Information Statement.

     The Financial Accounting Standards Board issued the Statement of Financial Accounting Standard No. 150 to establish standards how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In reviewing the term and conditions of the Company's outstanding Preferred Stock and Warrants, the Company has concluded that such outstanding Preferred Stock and Warrants would not be classified as a liability under FAS No. 15O. We have reached this conclusion due to (a) the absence of redemption features in the Preferred Stock and Warrants, and (b) because the conversion price of the Preferred
     Stock and the exercise price of the Warrants are based on a fixed conversion or exercise price, as applicable.

     In addition, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standard No. 133, establishing guidelines for accounting for derivative instruments, and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed To, and Potentially Settled In, a Company's Own Stock," providing guidance regarding the classification and measurement of warrants and instruments with embedded conversion features.

     In reviewing FAS 133 and EITF 00-19, the Company believes that the Preferred Stock and Warrants would be classified as equity on its balance sheet. We have reached this conclusion, in part, because: (a) upon conversion of the Preferred Stock or exercise of the Warrants the Company can settle with unregistered common shares; (b) the conversion price of the Preferred Stock and exercise price of the Warrants are based upon fixed prices and do not fluctuate based upon changes in the trading price of its stock, (c) such securities do not have "top-of" or other "make-whole" provisions, and (d) such securities do not have redemption features.

     In making such a conclusion, the Company has analyzed the potential issuance of Penalty Warrants, and has concluded that the issuance of the Penalty Warrants represents the most economical settlement alternative in the event of failure to have the registration statement declared effective.

     In addition, although the Company currently does not have enough stock to issue upon the conversion or exercise of such securities, management believes that it meets the requirements of EITF 00-19 for the following reasons:

          (1) A shareholder holding proxies to vote no less than 50.01% of the voting capital stock of the Company has acknowledged and agreed to vote their shares to increase our authorized common stock from 2,000,000 shares to 100,000,000 share at our shareholder meeting currently scheduled to occur on May 15, 2006. Upon the occurrence of such proposed increase, we will have sufficient common stock to issue upon conversion or exercise, as applicable, of all issued Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrant, Series E Warrants, and Series BD Warrants.

          (2) No Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series D Preferred Stock is convertible before the earlier of (a) the effective date of our registration statement, or (b) one (1) year from the date of issuance. In addition, no Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrant, Series E Warrants, or Series BD Warrants are exercisable before the effective date of our registration statement. Because the date that our registration statement is filed is solely within our control, we do not believe that we are required to book such securities as debt under EITF-00-19 and to do so would be misleading.

9. On page 37 of the Schedule 14C under the heading "Preferred Shares," we have noted that none of our preferred stock has a redemption date. In addition, on page 36 we have disclosed that, on April 17, 2006, Cytation Corporation completed an offering of Series D Convertible Preferred Stock. Please note that because the Company did not complete the placement of its Series D Preferred Stock until April 17, 2006, which is after the Record Date of April 6, 2006, holders of our Series D Preferred Stock are not entitled to vote on the proposals contained in the Schedule 14C. We have noted this fact on pages 4 and 36 of the Schedule 14C.

Options  and  Warrants  Convertible  Into  Common  Shares
---------------------------------------------------------

10. On page 42, we have updated the chart to reflect that the Series D Warrant has a seven year life. We have also increased the volatility of the warrants from 10% to 32%. In determining the volatility of the warrants, we calculated the historical volatility of three of our closest competitors in the manufactured home industry. We then calculated the average of the volatility of such industry competitors to estimate the volatility of Cytation's warrants. Because Cytation, prior to January 18, 2006, was a shell company, we have not considered the historical volatility of Cytation's common stock in determining the volatility of the warrants.

Management's  Discussion  and  Analysis  of  Financial  Condition and Results of
--------------------------------------------------------------------------------
Operations
----------

     Please note that, on page 48 under the caption entitled "Financing," we have disclosed that, on April 12, 2006, Cytation Corporation secured a revolving line of credit in an amount not to exceed $2,500,000.00.

Liquidity  and  Capital  Resources
----------------------------------

11. On pages 47 of the Schedule 14C, we have revised the discussion related to Liquidity and Capital Resources to reflect that the Company made a cash distribution to shareholders of $1,125,000 and a cash distribution of $52,619 in 2004. Such discussion is now consistent with the amounts shown in the statement of cash flows.

Exhibits
--------

12. We have attached our Certificates of Designation, Preferences and Rights of our Convertible Preferred Stock, Series A, B, C, and D, as exhibits 99.7, 99.8, 99.9, and 99.10, respectively, to the Schedule 14C.

Exhibit  99.1
-------------

Cytation  Corporation  Financial  Statements.
--------------------------------------------

General
-------

13. The Company is accounting for the $6,000,000 earnout as contingent consideration in accordance with paragraphs 25 through 28 of SFAS 141.
     Because the amount, if any, of contingent consideration was not determinable at the acquisition date, no amount for the contingency will be recorded in the Company's financial statements until the contingency is resolved, or the consideration is issued or becomes issuable. The Company expects that, should any amount of contingent consideration be issuable, such amount would result in an additional element of the cost of acquiring Deer Valley Homebuilders, Inc.

     The Company considered the effect of EITF 95-8 and based its analysis on contingent consideration of a minimum of $0 and a maximum of $6,000,000 over the next five years. The Company views the earnout as nothing more than a way for the Company to defer payments of the purchase price so the Company did not have to pay Deer Valley Homebuilders Inc.'s shareholders the entire amount on January 18, 2006. Since Deer Valley Homebuilders, Inc. had a pre-tax profit in 2005 in excess of $3,000,000, the Company concluded that Deer Valley Homebuilders Inc.'s business was worth in excess of $6,000,000 or approximately two times pre-tax profits. The sellers were interested in receiving all $12 million up front. However, the Company was unwilling to do so, due to the fact that Deer Valley Homebuilders Inc. had been in business less than two years and since it would be too dilutive to the shareholders to raise all monies up front. Therefore, the Company and previous shareholders of Deer Valley Homebuilders, Inc. agreed to the price adjustment target account ("PATA"). So long as Deer Valley Homebuilders Inc. continues to have pre-tax profits in excess of one million dollars over the next five years the former owners of Deer Valley Homebuilders Inc. will be given a pro-rata portion of the maximum $6,000,000 PATA. Therefore, based on this analysis the Company will account for all of the PATA, when earned, by recording it as additional consideration for the acquisition of Deer Valley Homebuilders, Inc. and will not record it as a period expense related to compensation. The Company will account for this on an ongoing basis and book any accrued liability in connection with the PATA as incurred.

Audit  Report of Independent Registered Public Accounting Firm, page F-1 and F-2
--------------------------------------------------------------------------------

14.  The references  to  "auditing"  have  been  removed  as  requested.

Statements  of  Changes  in  Stockholders'  Deficit,  page  F-5
---------------------------------------------------------------

15. Changes to retroactively reflect the 2-for-1 stock dividend have been made throughout the financial statement as requested.

Exhibit  99.3
-------------

Deer  Valley  Homebuilders  Financial  Statements
-------------------------------------------------

Balance  Sheets,  page  3
-------------------------

16. Changes as suggested were made to reflect the correct amount issued and outstanding as of December 31, 2004.

Statements  of  Stockholders'  Equity,  page  5
-----------------------------------------------

17. We have included on Deer Valley Homebuilders, Inc.'s Statement of Stockholder's Equity a column that shows the changes during each period in the number of shares held as treasury stock.

Note  1  -  Income  Taxes,  page  8
-----------------------------------

18. Changes have been made to the financials to reflect an adjustment for the undistributed retained earnings to APIC as requested.

Note  9  -  Repurchase  Agreements,  page  13
---------------------------------------------

19. In determining the estimate for repurchase reserves the company looked at a combination of risk factors via specific identification of each dealer and by examining the total potential liability including all dealerships (total potential liability of $9,228,515 or 165 homes).

     Using this methodology we looked at the anticipated loss on a per unit basis as well as through a discounted invoice deduction.

          1. On a per unit basis using a 5% default rate (which is 7.5 times our historical % of less than 1%) it was estimated that 8 homes could come under repurchase. Assuming a $3,000 cost per unit to move inventory to another location it is estimated that the potential liability of $24,000 should be reserved for repurchases.

          2. Using a 5% default rate on the total possible repurchase and an anticipated 10% discount it is estimated that the potential liability of $46,143 should be reserved for repurchases.

     The  average  of  the  two  methods  was  $35,071.

     Using the specific identification methodology we categorized customers as follows:

          1. Dealerships located in Hurricane Katrina zone, where manufactured housing shipments are expected to see substantial increase in the next 24 months.

          2.   Dealerships  rated  in  top  10  shipments  for  2005

          3.   Dealerships  rated  in  top  20  shipments  for  2005

          4.   All others  not  meeting  criteria  above.

          Dealerships falling under both criteria 1 and 2 were assigned a zero default risk for the next 12 months.

          Dealerships falling under criteria 1 were assigned a 2.5% default risk for the next 12 months.

          Dealerships falling under criteria 2 were assigned a 2.5% default risk for the next 12 months.

          Dealerships falling under criteria 1 and 3 were assigned a 2.5% default risk for the next 12 months.

          Dealerships falling under criteria 3 were assigned a 5% default risk for the next 12 months.

          Dealerships falling under criteria 4 were assigned a 7.5% default risk for the next 12 months.

     1. On a per unit basis using the above-mentioned default rates it was estimated that 6 homes could come under repurchase. Assuming a $3000 cost per unit to move inventory to another location it is estimated that the potential liability of $18,000 should be reserved for repurchases

     2. Using the above-mentioned default rate on the total possible repurchase and an anticipated 10% discount it is estimated that the potential liability of $34,905 should be reserved for repurchases.

     The  average  of  the  two  methods  was  $26,452.

     After considering the above information a reserve for repurchases was established in the amount of $35,000.

     In addition, management feels that due to its limited product offering, only providing homes in the upper price point market segment, the Company has further reduced its potential liability compared to other manufactures in the industry. With dealerships stocking, on average, 2.3 Deer Valley homes, the risk of a large repurchase by a customer or a geographic downturn is considered to be less than that of our competitors.

Exhibit  99.4
-------------

General
-------

20. As discussed on our conference call, the audited financial statements of Cytation corporation do not reflect the activity of DeerValley Acquisitions, Corp. Cytation's acquisition of the ownership of DeerValley Acquisitions Corp. occurred on January 18, 2006, immediately prior to the acquisition of Deer Valley Homebuilders, Inc. Because DeerValley Acquisitions, Corp. has had minimal activity, and historically was not owned by Cytation Corp., we have shown DeerValley Acquisitions, Corp separately to properly reflect the activity of that entity.

Pro  Forma  Balance  Sheet  as  of  December  31,  2005
-------------------------------------------------------

21. The Company issued 520,274 shares of Series A Convertible Preferred Stock in connection with the transactions of January 18, 2006. Subsequently, the Company issued additional shares of Series A Convertible Preferred Stock. In the aggregate, the shares of Series A Convertible Preferred Stock issued number 745,622. We have clarified our disclosure in "Change in Control and Acquisition" accordingly.

22. We agree that merger related expenses should be capitalized as additional purchase price and have changed the financials to properly reflect the financial accounting treatment. Please see the detail provided in the pro forma financial statements to answer what legal and investment banking fees associated with the raise have been included as a reduction of APIC.
     Consistent with financial accounting treatment, all associated fees in connection with the preferred equity raise, investment banking commissions payable to the NASD licensed broker dealer and legal fees, have been netted with APIC.

23. As requested, we have presented the purchase price adjustments in a separate column from the other pro forma adjustments.

24. As discussed on our conference call, Deer Valley Homebuilders, Inc. does not have any patents, trademarks, customer contracts, or the like. The Company does, however, have proven management who remained in place after the acquisition. As such, the Company was unable to separately identify specific intangibles and the Company believes it would be nearly impossible to do so. Therefore, the Company booked such excess value to goodwill.

25. As discussed on our conference call, we have adjusted our pro forma balance sheet and statement of operations in conformity with SFAS 109.

Pro  Forma  Consolidated  Statements  of  Operations
----------------------------------------------------

26. We previously did not include warrants in fully diluted earnings per share. We have since, changed such calculation to include warrants.

27. We have removed the pro forma statement of operations for the year ended December 31, 2004 per your request and pursuant to Rule 11-02( c)(2)(i) of Regulation S-X.

28. Please see changes made to the pro forma statement of operations to incorporate the correct disclosure of Preferred Stock dividends.

29. Please see changes made to the calculation of weighted average number of shares outstanding.

30. Please see additional disclosure in footnote 2 and 3 to the statement of operations.

31. Please see additional disclosure in footnote 2 and 3 to the statement of operations.


Form  10-KSB  for  the  Year  Ended  December  31,  2005
--------------------------------------------------------

32. We plan to similarly amend our Form 10-KSB for each comment above which also impacts disclosures in our Form 10-KSB, after we are certain that these disclosures are acceptable to the SEC.

Form  8-K/A  filed  February  21,  2006
---------------------------------------

33. We plan to similarly amend our Form 8-K for each comment above which also impacts disclosures in our Form 8-K, after we are certain that these disclosures are acceptable to the SEC.

     If you should have any questions regarding our amended Schedule 14C, please do not hesitate to contact me.


                                            Sincerely,


                                            /s/  Charles  G.  Masters
                                           ----------------------------
                                           Charles  G.  Masters
                                           President  & Chief  Executive Officer
                                           Cytation  Corporation

Cc:     Bush  Ross,  P.A.